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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of April 15, 1998

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


        Form 20-F   X                                Form 40-F
                   ---                                         ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes   X                                      No
             ---                                        ---

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


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Contact Information:

Richard Van Hoesen
Senior Vice President, Chief Financial Officer
Micro Focus Incorporated
Mountain View, CA
U.S.: 650-404-7019



              Micro Focus CEO Undergoes Successful By-Pass Surgery
                         Strong Company Growth Continues



MOUNTAIN VIEW, Calif., and NEWBURY, England, April 14, 1998 - Micro Focus Group plc (NASDAQ: MIFGY) reported the successful heart by-pass surgery of its Chief Executive, Martin Waters. Mr. Waters elected to undergo the procedure late last week on the advice of his physician.


"I was fortunate to have surgery after the close of our fiscal year, and during a time when Micro Focus business activities are proceeding well and momentum is strong. We remain confident that the company will achieve first quarter revenue and profit expectations as well as continued growth for the current year," stated Mr. Waters from his home shortly after surgery.


The surgery took place at Stanford Memorial Hospital in Palo Alto, California on April 9th, and was pronounced successful by Mr. Waters' physician shortly after. Mr. Waters will enjoy a brief recovery period and expects to return to work full time in early May.


Micro Focus intends to announce its results for the first fiscal quarter ending April 30, 1998 on or about May 14, 1998.

About Micro Focus

Micro Focus (NASDAQ: MIFGY) provides solutions for managing enterprise computing assets. The Company's state-of-the-art programming solutions allow application developers to manage and extend their enterprise applications for developing and deploying production systems in distributed environments, moving application development and maintenance off of the mainframe, and providing solutions for reengineering systems to handle the millennium date change. Micro Focus is located at 701 E. Middlefield Road, Mountain View, Calif. 94043; telephone 650-938-3700. In the U.K. the Company is located at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN; telephone 01635 32646. For additional information on Micro Focus and its products, visit the Micro Focus Web site at http://www.microfocus.com.

Micro Focus is a registered trademark of Micro Focus. All other companies and products as they appear in this release are trademarks or registered trademarks of their respective owners.


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The following  statement is made in accordance with the U.S. Private  Securities
Litigation   Reform  Act  1995:  This  announcement   contains   forward-looking
statements that involve a number of risks and uncertainties. There are certain important factors that could cause results to differ materially from those anticipated by the statements made herein. Factors that could cause actual results to differ materially include, among others, the risks associated with delays in the timing of the delivery of products or services, the ability of the Company to effectively manage its costs, the effect of competitors' efforts to enter the Company's markets, the ability of Micro Focus to develop and release to the market products and services that meet the needs of the Company's customers in the highly dynamic market for application development tools, and the potential need for development tools to shift based on changes in underlying technology standards coming into use. Further information on potential factors which could affect the Company's financial results are included on the Company's Form 20-F for the fiscal year ended January 31, 1997 and the Company's Form 6-K reports for the quarters ended April 30, July 31 and October 31, 1997, all as filed with the SEC, as they may be updated or amended with future filings.


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        Micro Focus Group Public Limited Company
                                        ----------------------------------------
                                                      (Registrant)


Date: April 15, 1998                By: /s/ Richard Van Hoesen
                                        ----------------------------------
                                        Richard Van Hoesen, Sr. Vice President
                                        and Chief Financial Officer